As filed with the Securities Exchange Commission on August 24, 1998

                                                       Registration No. 333-____


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                     --------------------------------------

                       KINDER MORGAN ENERGY PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)
          Delaware                                76-0380342
      (State or other jurisdiction            (I.R.S. Employer
    of incorporation or organization)        Identification Number)

                       Kinder Morgan Energy Partners, L.P.
                        1301 McKinney Street, Suite 3450
                              Houston, Texas 77010
                                 (713) 844-9500

       (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                 Clare H. Doyle
                       Kinder Morgan Energy Partners, L.P.
                        1301 McKinney Street, Suite 3450
                              Houston, Texas 77010
                                 (713) 844-9500

                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:

         George E. Rider, Esq.                  David L.Ronn, Esq.
         Morrison & Hecker L.L.P.               Bracewell& Patterson, L.L.P.
         2600 Grand Avenue                      711 Louisiana Street, Suite 2900
         Kansas City, Missouri 64108            Houston, TX  77002


--------------------------------------------------------------------------------
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

          [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.

          [x]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.


     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

          [  ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box.

          [  ]


                   CALCULATION OF REGISTRATION FEE

========================================================================================================================
Title of securities   Amount to be        Proposed Maximum              Proposed maximum          Amount of registration
  to be registered     registered       Offering price per unit(1)     aggregate offering                   fee
                                                                           price (1)


========================================================================================================================
 Common Units           2,121,033               $34.125                    $72,645,380.25                $21,353
========================================================================================================================

(1) Pursuant to Rule 457(c) under the Securities Act, the offering price is estimated, solely for the purpose of determining the registration fee, using the average of the high and low prices reported on the New York Stock Exchange Composite Transactions tape on August 21, 1998.

                     --------------------------------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    SUBJECT TO COMPLETION, DATED AUGUST 24, 1998

                               2,121,033 COMMON UNITS
                       Representing Limited Partner Interests

                         KINDER MORGAN ENERGY PARTNERS, L.P.



      This Prospectus has been prepared for use in connection with the proposed offering and sale of up to an aggregate of 2,121,033 Common Units (the "Common Units") representing limited partner interests in Kinder Morgan Energy Partners, L.P. ("Kinder Morgan" or the "Partnership") by or for the account of the holders of Common Units referred to herein (the "Selling Unitholders"). See "Selling Unitholders." The Common Units may be sold from time to time by or for the account of the Selling Unitholders in the over-the-counter market, on the New York Stock Exchange ("NYSE") or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, at fixed prices that may be changed or in negotiated transactions at negotiated prices. The Common Units may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of the applicable exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. See "Plan of Distribution."

      The Common Units are traded on the NYSE under the symbol "ENP." On August 21, 1998, the last reported sales price for the Common Units as reported on the NYSE Composite Transactions tape was $34.25 per Common Unit.

      The Partnership will receive no portion of the proceeds of the sale of the Common Units. The Partnership will pay the costs and expenses of the registration and offering of the Common Units (estimated to be approximately $62,278) other than discounts and commissions and certain other expenses to be paid by Selling Unitholders. Brokers or dealers participating in this offering may be deemed to be "underwriters" and the compensation received by them may be deemed to be underwriting commissions or discounts. The Partnership has agreed to indemnify the Selling Unitholders and certain other persons, including their agents or underwriters, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the Selling Unitholders may also agree to indemnify such agents or underwriters against certain of such liabilities. See "Selling Unitholders" and "Plan of Distribution."

      See "Risk Factors" beginning on page 4 for a discussion of the material risks relevant to an investment in the Common Units offered hereby.
                               -------------------



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                               -------------------

                The date of this Prospectus is August ___, 1998

      IN CONNECTION WITH THIS OFFERING, UNDERWRITERS, BROKERS OR DEALERS PARTICIPATING IN THE OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON UNITS AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

      The Partnership has filed with the Securities and Exchange Commission (the "SEC") in Washington, D.C., a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits and schedules relating thereto for further information with respect to the Partnership and the securities offered by this Prospectus. The Partnership is subject to the information requirements of the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the SEC. Such reports and other information are available for inspection and copying at the SEC's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at Seven World Trade Center, Suite 1300, New York, New York 10048, and copies of such materials may be obtained from the SEC's Public Reference Section at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Units are traded on the NYSE, and such reports and other information may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10002. The SEC maintains an Internet Web Site that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of such Internet Web Site is http://www.sec.gov.

      The Partnership will furnish to record holders of Common Units ("Unitholders" or each a "Unitholder") within 120 days after the close of each calendar year, an annual report containing audited financial statements and a report thereon by its independent public accountants. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each taxable year of the Partnership.


                       INCORPORATION OF CERTAIN DOCUMENTS

      The Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K"), the Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, the Partnership's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and the Partnership's Current Report on Form 8-K dated March 5, 1998, as amended, are hereby incorporated herein by reference.

      The description of the Common Units which is contained in the Partnership's registration statement on Form S-1 (File No. 33-48142) under the Securities Act filed on June 1, 1992, including any amendment or reports filed for the purpose of updating such description, is hereby incorporated herein by reference.

      All documents filed by the Partnership pursuant to Section 13(e), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Registration Statement of which this Prospectus is a part with respect to registration of the Common Units, shall be deemed to be incorporated by reference in this Prospectus and be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

      The  Partnership  undertakes  to provide  without  charge to each  person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: Kinder Morgan Energy Partners, L.P., 1301 McKinney Street, Suite 3450, Houston, Texas 77010, Attention: Carol Haskins, telephone (713) 844-9500.

                 INFORMATION REGARDING FORWARD LOOKING STATEMENTS

      This Prospectus and the documents incorporated herein by reference include forward looking statements. These forward looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as "plans", "expects", "anticipates", "estimates", "will" and other words and phrases of similar meaning. Although Kinder Morgan believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Such forward looking statements involve known and unknown risks and uncertainties. Given these uncertainties, prospective investors are cautioned not to rely on such forward looking statements. Kinder Morgan's actual actions or results may differ materially from those discussed in the forward looking statements. Specific factors which could cause actual results to differ from those in the forward looking statements, include, among others:

  - price trends and overall demand for natural gas liquids ("NGLs"), refined petroleum products, carbon dioxide ("CO2"), and coal in the United States (which may be affected by general levels of economic activity, weather, alternative energy sources, conservation and technological advances);

  -   changes  in Kinder  Morgan's  tariff  rates  set  by  the  Federal  Energy
      Regulatory Commission   ("FERC")  and  the  California   Public  Utilities
      Commission ("CPUC");

  - Kinder Morgan's ability to integrate the acquired operations of Santa Fe Pacific Pipeline Partners, L.P. ("Santa Fe") (and other future acquisitions, including Hall-Buck and Plantation, as defined below) into its existing operations;

  - with respect to Kinder Morgan's coal terminals, the ability of railroads to deliver coal to the terminals on a timely basis;

  - Kinder Morgan's ability to successfully identify and close strategic acquisitions and realize cost savings;

  -   the  inability  of  computer  systems  and  microcontrollers   embedded in
      equipment operated by Kinder Morgan or its customers or suppliers to recognize the date sensitive information after the year 2000;

  - the discontinuation of operations at major end-users of the products transported by Kinder Morgan's liquids pipelines (such as refineries, petrochemical plants, or military bases); and

  -   the condition  of the  capital  markets  and equity  markets in the United
      States.

      In addition, the availability to Unitholders of the federal income tax benefits of an investment in Kinder Morgan largely depends on the classification of Kinder Morgan as a partnership for that purpose. Kinder Morgan has relied on an opinion of counsel, and not a ruling from the Internal Revenue Service, on that issue and others relevant to a Unitholder.

      For additional information which could affect the forward looking statements, see "Risk Factors" listed on page 4 of this Prospectus and "Risk Factors" included in the Form 10-K. Kinder Morgan disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements included or incorporated by reference herein to reflect future events or developments. The information referred to above should be considered by potential investors when reviewing any forward looking statements contained in this Prospectus, in any documents incorporated herein by reference, in any of the Kinder Morgan's public filings or press releases or in any oral statements made by Kinder Morgan or any of its officers or other persons acting on its behalf.

                                   RISK FACTORS

      An investment in the Common Units offered hereby is speculative and involves a degree of risk. Prior to making an investment decision, prospective investors should carefully consider each of the following risk factors, together with other information set forth elsewhere in the Prospectus or incorporated herein by reference.

Pending FERC and CPUC Proceedings Seek Substantial Refunds and Reductions in Tariff Rates. Various shippers have filed complaints before the FERC and the CPUC challenging certain pipeline tariff rates of Kinder Morgan's Pacific Operations. The FERC complaints allege that such rates are not entitled to "grandfathered" status under the Energy Policy Act of 1992. The CPUC complaint generally challenges rates charged by the Pacific Operations for intrastate transportation of refined petroleum products in California and seeks prospective rate reductions. An administrative law judge dismissed the CPUC complaints, and the CPUC subsequently affirmed the dismissal. In separate proceedings, another administrative law judge found that rates on certain of the Pacific Operations' pipelines were entitled to "grandfathered" status, and rates on certain other pipelines were not. The FERC decision is subject to further appeal and review before the FERC, and the CPUC dismissal may be appealed before California appellate courts. If such challenges are upheld, they could result in substantial rate refunds and prospective rate reductions, which could result in a material adverse effect on Kinder Morgan's results of operations, financial condition, liquidity and funds available for distributions.

Kinder Morgan May Experience Difficulties Integrating Operations and Realizing Synergies. Kinder Morgan may incur costs or encounter other challenges not currently anticipated in integrating the operations of acquired businesses into Kinder Morgan, which may negatively affect its prospects. The integration of operations will require the dedication of management and other personnel which may temporarily distract their attention from the day-to-day business of Kinder Morgan, the development or acquisition of new properties and the pursuit of other business acquisition opportunities.

Possible Insufficient Cash to Pay Announced Level of Distributions. The pro forma historical combined cash flow of the Partnership and Santa Fe for 1997 would not be sufficient to pay the Partnership's current announced distribution of $2.52 per year on all of its outstanding Common Units. The Partnership must realize anticipated cost savings resulting from the acquisition of Santa Fe and increase revenues in certain sectors in accordance with the Partnership's 1998 business plan, if it is to continue its current announced level of distributions. In addition, adverse changes in the Partnership's business, including the disruption of operations at major suppliers or end-users, may adversely affect distributions to Unitholders.

Risks Associated With Leverage. Substantially all of Kinder Morgan's assets are pledged to secure its indebtedness. If Kinder Morgan defaults in the payment of its indebtedness, Kinder Morgan's lenders will be able to sell Kinder Morgan's assets to pay the debt. In addition, the agreements relating to Kinder Morgan's debt contain restrictive covenants which may in the future prevent Kinder Morgan's general partner, Kinder Morgan G.P., Inc. (the "General Partner"), from taking actions that it believes are in the best interest of Kinder Morgan. The agreements governing Kinder Morgan's indebtedness generally prohibit Kinder Morgan from making cash distributions to holders of Common Units more frequently than quarterly, from distributing amounts in excess of 100% of Available Cash (as defined in the Partnership Agreement, defined below) for the immediately preceding calendar quarter and from making any distribution to Unitholders if an event of default exists or would exist upon making such distribution.

Possible Change of Control if KMI Defaults on its Debt. Kinder Morgan, Inc. ("KMI"), the sole shareholder of the General Partner, has pledged all of the stock of the General Partner to secure KMI's indebtedness. If KMI were to default in the payment of such debt, the lenders could acquire control of the General Partner.

Kinder Morgan Could Have Significant Environmental Costs in the Future. Kinder Morgan could incur significant costs and liabilities in the event of an accidental leak or spill in connection with liquids petroleum products transportation and storage. In addition, it is possible that other developments, such as increasingly strict environmental laws and regulations, could result in significant increased costs and liabilities to Kinder Morgan.

Potential Effect of Year 2000 Problems. Many existing computer programs use only the last two digits to refer to a year. These computer programs do not properly recognize a year that begins with "20" instead of the familiar "19". If not corrected, many computer applications could fail or create erroneous results. In addition, equipment that is controlled by embedded microcontrollers may also experience similar problems. The Partnership is assessing its internal computer systems, software and equipment to ensure that its information technology infrastructure will be Year 2000 capable. The Partnership estimates its total costs to become Year 2000 capable will not have a material adverse effect on the Partnership's financial position or results of operations. The Partnership cannot reasonably estimate, at this time, the potential impact on its financial position and operations if key suppliers, customers and other third parties with whom the Partnership conducts business (including other pipelines with which it interconnects) do not become Year 2000 capable on a timely basis. However, it is possible that the total costs related to Year 2000 issues, including updating existing equipment and software and resolving problems caused by third parties' failures to become Year 2000 capable, could have a material effect on the Partnership's financial position and operations.

Loss of Easements for Liquids Pipelines. A significant portion of the six refined products/liquids pipeline systems managed by Kinder Morgan (the "Liquids Pipelines") is located on properties for which Kinder Morgan has been granted an easement for the construction and operation of such pipelines. If any such easements were successfully challenged (or if any non-perpetual easement were to expire), Kinder Morgan should be able to exercise the power of eminent domain to obtain a new easement at a cost that would not have a material adverse effect on Kinder Morgan, although no assurance in this regard can be given. Kinder Morgan does not believe that the joint venture with affiliates of Shell Oil Company, in which Kinder Morgan owns a 20% interest ("Shell CO2 Company"), has the power of eminent domain with respect to its CO2 pipelines. The inability of Kinder Morgan to exercise the power of eminent domain could disrupt the Liquids Pipelines' operations in those instances where Kinder Morgan will not have the right through leases, easements, rights-of-way, permits or licenses to use or occupy the property used for the operation of the Liquids Pipelines and where Kinder Morgan is unable to obtain such rights.

Risks Associated with Shell CO2 Company. Kinder Morgan is entitled during the four year period ended December 31, 2002 to a fixed, quarterly distribution from Shell CO2 Company, to the extent funds are available. If such amount exceeds Kinder Morgan's proportionate share of distributions during such period, Kinder Morgan would receive less than its proportionate share of distributions during the next two years (and could be required to return a portion of the distributions received during the first four years).

Competition. Kinder Morgan is subject to competition from a variety of sources, including competition from alternative energy sources (which affect the demand for Kinder Morgan's services) and other sources of transportation.

Risks Associated with the Partnership Agreement and State Law. There are various risks associated with Kinder Morgan's Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), including, among others:

- Unitholders have limited voting rights. Unitholders do not have the ability to elect the management of Kinder Morgan.

- The vote of 66 2/3% of the Common Units is required to remove the General Partner, which means that it will be difficult to remove the General Partner if one or more Unitholders disagree with the General Partner.

- The General Partner has the right to purchase all of the Common Units if at any time the General Partner and its affiliates own 80% or more of the outstanding limited partners interests. In addition, any Common Units held by a person (other than the General Partner and its affiliates) that owns 20% or more of the Common Units cannot be voted. The General Partner also has preemptive rights with respect to new issuances of Common Units. These provisions may make it more difficult for another entity to acquire control of Kinder Morgan.

- No limit exists on the number or type of additional limited partner interests that Kinder Morgan may sell. A Unitholders' percentage interest in Kinder Morgan is therefore potentially subject to significant dilution.

- The Partnership Agreement purports to limit the General Partner's liability and fiduciary duties to the holders of Common Units.

- Unitholders may be required to return funds that they knew were wrongfully distributed to them.

Conflicts of Interest. The General Partner may experience conflicts of interest with the Partnership, which could result in the General Partner taking actions that are not in the best interests of the Unitholders.


                                 USE OF PROCEEDS

      The Partnership will receive no portion of the proceeds of the sale of the Common Units.


                                 THE PARTNERSHIP

      Kinder Morgan is a publicly traded master limited partnership ("MLP") formed in August 1992. Kinder Morgan manages the Liquids Pipelines and 21 truck loading terminals. Kinder Morgan also owns two coal terminals, a 20% interest in Shell CO2 Company, and a 25% interest in a Y-grade fractionation facility. Kinder Morgan is the largest pipeline MLP and has the second largest products pipeline system in the United States in terms of volumes delivered.

      Kinder Morgan's objective is to operate as a low-cost, growth-oriented MLP by reducing operating expenses, better utilizing and expanding its asset base and making selective, strategic acquisitions that are accretive to Unitholder distributions. Kinder Morgan regularly evaluates potential acquisitions of complementary assets and business. The incentive distributions to the MLP's general partner provide it with a strong incentive to increase Unitholder distributions through successful management and growth of Kinder Morgan's business. The success of this strategy was demonstrated in 1997 and the first two quarters of 1998. As a result of this strong financial performance, Kinder Morgan was able to double its distribution to Unitholders from an annualized rate of $1.26 per Common Unit at year-end 1996 to an annualized rate of $2.52 per Common Unit commencing in the second quarter of 1998.

      On March 6, 1998, Kinder Morgan acquired substantially all of the assets of Santa Fe, which assets currently comprise Kinder Morgan's Pacific Operations, for an aggregate consideration of approximately $1.4 billion consisting of approximately 26.6 million Common

Units, $84.4 million in cash and the assumption of certain liabilities. On March 5, 1998, Kinder Morgan contributed its 157 mile Central Basin CO2 Pipeline and approximately $25.0 million in cash for a 20% limited partner interest in Shell CO2 Company.

      On June 9, 1998, Kinder Morgan signed a Stock Purchase Agreement with Plantation Holdings LLC, an affiliate of Shell Oil Company, to acquire its 24% interest in Plantation Pipeline Company ("Plantation"). Plantation owns and operates a 3,100 mile pipeline system throughout the southeastern United States. The closing of the Plantation transaction is subject to the satisfaction of certain closing conditions and to rights of first refusal held by Plantation's other shareholders.

      Effective July 1, 1998, Kinder Morgan acquired all of the outstanding capital stock of Hall-Buck Marine, Inc. ("Hall-Buck"). Hall-Buck operates twenty terminals on the Mississippi River, Ohio River and Pacific Coast primarily storing and loading petroleum coke, coal and other materials for major oil companies and other industrial customers. In addition, Hall-Buck owns River Consulting, Inc., a nationally recognized engineering consultant in the design and construction of bulk material facilities and port related structures. After the closing of the acquisition of Hall-Buck, Hall-Buck changed its name to Kinder Morgan Bulk Terminals, Inc.

     Kinder Morgan's operations are grouped into three reportable business segments: Liquids Pipelines; Coal Transfer, Storage and Services; and Gas processing and Fractionation.

      Liquids Pipelines. The Liquids Pipelines segment includes both interstate common carrier pipelines regulated by the FERC and intrastate pipeline systems, which are regulated by the CPUC in California. Products transported on the Liquids Pipelines include refined petroleum products, NGLs and CO2. The Liquids Pipelines segment conducts operations through two geographic divisions: Kinder Morgan Pacific Operations and Kinder Morgan Mid-Continent Operations.

      Pacific Operations. The Pacific Operations include four pipeline systems totaling 2,300 miles which transport approximately one million barrels per day of refined petroleum products such as gasoline, diesel and jet fuel, and 13 truck loading terminals. These operations serve approximately 44 customer-owned terminals, three commercial airports and 12 military bases in six western states.

      Mid-Continent Operations. The Mid-Continent Operations consist of two pipeline systems (the North System and the Cypress Pipeline), Kinder Morgan's interest in Shell CO2 Company and a 50% interest in Heartland Pipeline Company.

      The North System includes a 1,600 mile NGL and refined products pipeline which is a major transporter of products between the NGL hub in Bushton, Kansas and industrial consumers such as refineries and petrochemical plans in the Chicago, Illinois area. In addition, the North System has eight truck loading terminals, which primarily deliver propane throughout the upper midwest, and approximately 3 million barrels of storage capacity.

      The Cypress Pipeline is a 100 mile NGL pipeline originating in the NGL hub in Mont Belvieu, Texas, which serves a major petrochemical producer in Lake Charles, Louisiana. The bulk of the capacity of this pipeline is under a long term ship or pay contract with this producer.

      Shell CO2 Company is a leader in the production, transportation and marketing of CO2 and serves oil producers, primarily in the Permian Basin of Texas and the Oklahoma panhandle, utilizing enhanced oil recovery programs. Shell CO2 Company owns interests in two CO2 domes, two CO2 trunklines, and a distribution pipeline running throughout the Permian Basin.

      The Heartland Pipeline Company transports refined petroleum products over the North System from refineries in Kansas and Oklahoma to a Conoco terminal in Lincoln, Nebraska and Heartland's terminal in Des Moines, Iowa.

      Coal Transfer, Storage and Services. The Coal Transfer, Storage and Services segment consists of two coal terminals with capacity to transload approximately 40 million tons of coal annually. The Cora Terminal is a high-speed, rail-to barge coal transfer and storage facility located on the upper Mississippi River near Cora, Illinois. The Grand Rivers Terminal, located on the Tennessee River near Paducah, Kentucky, is a modern, high-speed coal handling terminal featuring a direct pump train-to-barge facility, a bottom dump train-to-storage facility, a barge unloading facility and a coal blending facility.

      Gas Processing and Fractionation. The Gas Processing and Fractionation segment consists of (i) Kinder Morgan's 25% interest in the Mont Belvieu
Fractionator and (ii) the Painter Gas Processing Plant. The Mont Belvieu Fractionator is a full service fractionating facility with capacity of approximately 200,000 barrels per day. The Painter Gas Processing Plant includes a natural gas processing plant, a nitrogen rejection fractionation facility, and a NGL terminal and interconnecting pipelines with truck and rail loading facilities.


                 MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

General

      The following discussion is a summary of the material tax considerations that may be relevant to a prospective Unitholder. To the extent set forth herein the discussion is the opinion of Morrison & Hecker L.L.P. ("Counsel") as to the material federal income tax consequences of the ownership and disposition of Common Units. Counsel's opinion does not include portions of the discussion regarding factual matters or portions of the discussion which specifically state that it is unable to opine. There can be no assurance that the IRS will take a similar view of such tax consequences. Moreover, the Partnership has not and will not request a ruling from the IRS as to any matter addressed in this discussion.

      The following discussion is based upon current provisions of the Code, existing and proposed regulations thereunder and current administrative rulings and court decisions, including modifications made by the Taxpayer Relief Act of 1997 (the "1997 Act"), all as in effect on the date hereof. Such discussion is also based on the assumptions that the operation of the Partnership and its operating partnerships (collectively, the "Operating Partnerships") will be in accordance with the relevant partnership agreements. Such discussion is subject both to the accuracy of such assumptions and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to change, possibly retroactively. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below, and any such change may be retroactively applied in a manner that could adversely affect a Unitholder.

      The discussion below is directed primarily to a Unitholder which is a United States person (as determined for federal income tax purposes). Except as specifically noted, the discussion does not address all of the federal income tax consequences that may be relevant to (i) a Unitholder in light of such holder's particular circumstances, (ii) a Unitholder that is a partnership, corporation, trust or estate (and their respective partners, shareholders and beneficiaries), (iii) Unitholders subject to special rules, such as certain financial institutions, tax-exempt entities, foreign corporations, non-resident alien individuals, regulated investment companies, insurance companies, dealers in securities, or traders in securities who elect to mark to market, and (iv) persons holding Common Units as part of a "straddle," "synthetic security," "hedge" or "conversion transaction" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

      The discussion deals only with Common Units held as "capital assets" within the meaning of Section 1221 of the Code.

      The federal income tax treatment of Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax laws for which no clear precedent or authority may be available. ACCORDINGLY, EACH PROSPECTIVE UNITHOLDER SHOULD CONSULT HIS OWN TAX ADVISORS WHEN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON UNITS.

Legal Opinions and Advice

      The remainder of the discussion under this "Material Federal Income Tax Considerations" section is the opinion of Counsel as to material federal income tax consequences of the ownership and disposition of Common Units.

      Counsel has rendered its opinion to the Partnership to the effect that:

           (a) the Partnership and the Operating Partnerships are and will continue to be classified as partnerships for federal income tax purposes and will not be classified as associations taxable as corporations, assuming that the factual representations set forth in "--General Features of Partnership Taxation--Partnership Status" are adhered to by such partnerships.

           (b) Each person who (i) acquires beneficial ownership of Common Units pursuant to this offering and either has been admitted or is pending admission to the Partnership as an additional limited partner or (ii) acquired beneficial ownership of Common Units and whose Common Units are held by a nominee (so long as such person has the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of such Common Units) will be treated as a partner of the Partnership for federal income tax purposes.

      The following are material federal income tax issues associated with the ownership of Common Units and the operation of the Partnership with respect to which Counsel is unable to opine:

           1. Whether the appraised valuations of assets and allocation of such amounts (the "BookTax Disparity") between and among tangible assets (and the resulting net Curative Allocations) will be sustained if challenged by the IRS.

           2. Whether certain procedures utilized by the Partnership in administering the Section 754 election and the resulting Section 743(b) adjustments to any Unitholder's basis in their Common Units will be sustained if challenged by the IRS. See "--Tax Treatment of Operations--Section 754 Election."

          3. Whether the Partnership's monthly convention for allocations of Partnership income, gain, loss, deduction or credit to Partners will be respected. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

      A more detailed discussion of these items is contained in the applicable sections below.

      The opinion of Counsel is based on certain representations of the Partnership and the General Partner with respect to the nature of the income of the Partnership which is relevant to a determination of whether its income qualifies for the Natural Resource Exception pursuant to Section 7704 of the Code. See "--General Features of Partnership Taxation--Partnership Status." The opinion of Counsel is based upon existing provisions of the Code and the Regulations, existing administrative rulings and procedures of the IRS and existing court decisions. There can be no assurances that any of such authorities will not be changed in the future, which change could be retroactively applied. Such opinions represent only Counsel's best legal judgment as to the particular issues and are not binding on the IRS or the courts.

General Features of Partnership Taxation

      Partnership Status. The applicability of the federal income tax consequences described herein depends on the treatment of the Partnership and the Operating Partnerships as partnerships for federal income tax purposes and not as associations taxable as corporations. For federal income tax purposes, a partnership is not a taxable entity, but rather a conduit through which all items of partnership income, gain, loss, deduction and credit are passed through to its partners. Thus, income and deductions resulting from partnership operations are allocated to the partners and are taken into account by the partners on their individual federal income tax returns. In addition, a distribution of money from a partnership to a partner generally is not taxable to the partner, unless the amount of the distribution exceeds the partner's tax basis in the partner's interest in the partnership. If the Partnership or any of the Operating Partnerships were classified for federal income tax purposes as an association taxable as a corporation, the entity would be a separate taxable entity. In such a case, the entity, rather than its members, would be taxed on the income and gains and would be entitled to claim the losses and deduction resulting from its operations. A distribution from the entity to a member would be taxable to the member in the same manner as a distribution from a corporation to a shareholder (i.e., as ordinary income to the extent of the current and accumulated earnings and profits of the entity, then as a nontaxable reduction of basis to the extent of the member's tax basis in the member's interest in the entity and finally as gain from the sale or exchange of the member's interest in the entity). Any such characterization of either the Partnership or one of the Operating Partnerships as an association taxable as a corporation would result in a material reduction of the anticipated cash flow and after-tax return to the Unitholders.

      Pursuant to Final Treasury Regulations 301.7701-1, 301.7701-2 and 301.7701-3, effective January 1, 1997 (the "Check-the-Box Regulations"), an entity in existence on January 1, 1997, will generally retain its current classification for federal income tax purposes. As of January 1, 1997, the
Partnership was classified and taxed as a partnership. Pursuant to the Check-the-Box Regulations this prior classification will be respected for all periods prior to January 1, 1997, if (1) the entity had a reasonable basis for the claimed classification; (2) the entity recognized federal tax consequences of any change in classification within five years prior to January 1, 1997; and
(3) the entity was not notified prior to May 8, 1996, that the entity classification was under examination. Prior to the finalization of the Check-the-Box Regulations, the classification of an entity as a partnership was determined under a four factor test developed by a number of legal authorities. Based on this four factor test, the Partnership had a reasonable basis for its classification as a partnership. Moreover, the Partnership has not changed its classification and it has not received any notification that its classification was under examination.

      Section 7704 provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception exists with respect to publicly traded partnerships 90% or more of the gross income of which for every taxable year consists of "qualifying income" (the "Natural Resource Exception"). "Qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines) or marketing of any mineral or natural resource including oil, natural gas or products thereof. Other types of "qualifying income" include interest, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitute "qualifying income." The General Partner has represented that in excess of 90% of the Partnership's gross income will be derived from fees and charges for transporting or handling NGL, C02 and other hydrocarbons, dividends from the corporation that owns the Mont Belvieu Fractionator and interest. Based upon that representation, Counsel is of the opinion that the Partnership's gross income derived from these sources will constitute "qualifying income."

      If (a) a publicly traded partnership fails to meet the National Resource Exception for any taxable year, (b) such failure is inadvertent, as determined by the IRS, and (c) the partnership takes steps within a reasonable time to once again meet the gross income test and agrees to make such adjustments and pay such amounts (including, possibly, the amount of tax liability that would be imposed on the partnership if it were treated as a corporation during the period of inadvertent failure) as are required by the IRS, such failure will not cause the partnership to be taxed as a corporation. The General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will continue to meet the qualifying income test for each taxable year and the Partnership anticipates that it will meet the test. If the Partnership fails to meet the qualifying income test with respect to any taxable year, the General Partner, as general partner of the Partnership, will use its best efforts to assure that the Partnership will qualify under the inadvertent failure exception discussed above.

      If the Partnership fails to meet the Natural Resource Exception (other than a failure determined by the IRS to be inadvertent that is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly-formed corporation (on the first day of the year in which it fails to meet the Natural Resource Exception) in return for stock in such corporation, and then distributed such stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to the Unitholders and the Partnership, so long as the Partnership, at such time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation.

      If the Partnership or any Operating Partnership were treated as an association or otherwise taxable as a corporation in any taxable year, as a result of a failure to meet the Natural Resource Exception or otherwise, its items of income, gain, loss, deduction and credit would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed at the entity level at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits), or, in the absence of earnings and profits as a nontaxable return of capital (to the extent of the Unitholder's basis in the Common Units) or taxable capital gain (after the Unitholder's basis in the Common Units is reduced to zero.) Accordingly, treatment of either the Partnership or any of the Operating Partnerships as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax economic return on an investment in the Partnership and thus would likely result in a substantial reduction of the value of the Common Units.

      There can be no assurance that the law will not be changed so as to cause the Partnership or its Operating Partnerships to be treated as associations taxable as corporations for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal income tax purposes, certain provisions of the Partnership Agreement relating to the General Partner's incentive distributions will be subject to change.

      Under current law, the Partnership and the Operating Partnerships will be classified and taxed as partnerships for federal income tax purposes and will not be classified as associations taxable as corporations. This conclusion is based upon certain factual representations and covenants made by the General Partner including:

           (a) the Partnership and the Operating Partnerships will be operated strictly in accordance with (i) all applicable partnership statutes; and
      (ii) the Partnership Agreements;

           (b) Except as otherwise required by Section 704 and the Regulations promulgated thereunder, the General Partner will have an interest in each material item of income, gain, loss, deduction or credit of the Partnership and each of the Operating Partnerships equal to at least 1% at all times during the existence of the Partnership and the Operating Partnerships;

           (c) The General Partner will maintain a minimum capital account balance in the Partnership and in the Operating Partnerships equal to 1% of the total positive capital account balances of the Partnership and the Operating Partnerships;

           (d) The General Partner will at all times act independently of the Unitholders;

           (e) For each taxable year, less than 10% of the aggregate gross income of the Partnership and the Operating Partnerships will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other items of "qualifying income" within the definition of Section 7704(d);

           (f) Prior to January 1, 1997, the General Partner maintained throughout the term of the Partnership and the Operating Partnerships substantial assets (based upon the fair market value of its assets and excluding its interest in, and any account or notes receivable from or payable to, any limited partnership in which the General Partner has any interest) that could be reached by the creditors of the Partnership and the Operating Partnerships; and

           (g) The Partnership and each of the Operating Partnerships have not elected association classification under the Check-the-Box Regulations or otherwise and will not elect such classification.

      No ruling from the IRS has been requested or received with respect to the classification of the Partnership and the Operating Partnerships for federal income tax purposes and the opinion of Counsel is not binding on the IRS.

      The following discussion assumes that the Partnership and the Operating Partnerships are, and will continue to be, treated as partnerships for federal income tax purposes. If either assumption proves incorrect, most, if not all, of the tax consequences described herein would not be applicable to Unitholders. In particular, if the Partnership is not a partnership, a Unitholder may be treated for federal income tax purposes (i) as recognizing ordinary income, as the result of any payments to him in respect of partnership distributions and (ii) as not being entitled to allocations of partnership income, gain, loss and deduction.

      Limited Partner Status. Unitholders who have been admitted as limited partners will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. There is no direct authority which addresses the status of assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications. Counsel cannot opine as to the status of these persons as partners of the Partnership. Income, gain, deductions, losses or credits of the Partnership would not appear to be reportable by a Unitholder who is not a partner, and any cash distributions received by such Unitholders would therefore be fully taxable as ordinary income. These Unitholders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to Unitholders of record, unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

      A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose the status as a partner with respect to such Common Units for federal income tax purposes. See "--Disposition of Common Units--Treatment of Short Sales and Deemed Sales."

Tax Consequences of Common Unit Ownership

      Ratio of Taxable Income to Distributions. It is extremely difficult to project with any precision the ratio of taxable income to cash distributions for any particular Unitholder. The amount of taxable income recognized by any particular Unitholder in any particular year will depend upon a number of factors including, but not limited to: (a) the amount of federal taxable income generally recognized by the Partnership; (b) the gains attributable to specific asset sales that may be wholly or partially attributable to Section 704(c) Gain (as defined below) which will be specially allocated to certain Unitholders depending on which asset(s) are sold; (c) the Section 743(b) basis adjustment available to any particular Unitholder based upon its purchase price for a Common Unit and the amount by which such price exceeded the proportionate share of inside tax basis of the Partnership's assets attributable to such Common Unit when such Common Unit was purchased; and (d) the impact of any adjustments to taxable income reported by the Partnership or conventions utilized by the General Partner in allocating curative allocations between and among Unitholders. The amounts of depreciation deductions and net curative allocations available to a Unitholder may be a major contributing factor to the differences in the amount of taxable income allocated to any Unitholder.

      Flow-through of Taxable Income. No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on such Unitholder's income tax return such Unitholder's allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholders. Consequently, a Unitholder may be allocated income from the Partnership even if the Unitholder has not received a cash distribution. Each Unitholder must include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

      Treatment of Partnership Distributions. Under Section 731 of the Code, a partner will recognize gain as a result of a distribution from a partnership only if the partnership distributes an amount of money to the partner which exceeds such partner's adjusted tax basis in the partnership interest prior to the distribution. The amount of gain is limited to this excess. Cash distributions in excess of such Unitholder's basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below.

      A decrease in a Unitholder's percentage interest in the Partnership, because of the issuance by the Partnership of additional Common Units, or otherwise, will decrease a Unitholder's share of nonrecourse liabilities of the Partnership, if any, and thus will result in a corresponding deemed distribution of cash. The Partnership does not currently have, and the General Partner does not anticipate that it will have, any material amounts of nonrecourse liabilities.

      A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of such Unitholder's tax basis in Common Units, if the distribution reduces such Unitholder's share of the Partnership's "Section 751 Assets." "Section 751 Assets" are defined by the Code to include assets giving rise to depreciation recapture or other "unrealized receivables" or "substantially appreciated inventory". For this purpose, inventory is substantially appreciated if its value exceeds 120% of its adjusted basis. In addition to depreciation recapture, "unrealized receivables" include rights to payment for goods (other than capital assets) or services to the extent not previously includable in income under a partnership's method of accounting. To the extent that such a reduction in a Unitholder's share of Section 751 Assets occurs, the Partnership will be deemed to have distributed a proportionate share of the Section 751 Assets to the Unitholder followed by a deemed exchange of such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to such Unitholder. This deemed exchange will generally result in the realization of ordinary income under Section 751(b) by the Unitholder. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis in such Unitholder's share of Section 751 Assets deemed relinquished in the exchange.

      Basis of Common Units. A Unitholder's initial tax basis for a Common Unit will be the amount paid for the Common Unit plus his share, if any, of nonrecourse liabilities of the Partnership. A partner also includes in the tax basis for such partnership interest any capital contributions that such partner actually makes to the Partnership and such partner's allocable share of all Partnership income and gains, less the amount of all distributions that such partner receives from the Partnership and such partner's allocable share of all Partnership losses. For purposes of these rules, if a partner's share of Partnership liabilities is reduced for any reason, the partner is deemed to have received a cash distribution equal to the amount of such reduction. The partner will recognize gain as a result of this deemed cash distribution if, and to the extent that, the deemed cash distribution exceeds the partner's adjusted tax basis for his partnership interest.

      Limitations on Deductibility of Losses. Generally, a Unitholder may deduct his share of losses incurred by the Partnership only to the extent of his tax basis in the Common Units which he holds. A further "at risk" limitation may operate to limit deductibility of losses in the case of an individual Unitholder or a corporate Unitholder (if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations) if the "at risk" amount is less than the Unitholder's basis in the Common Units. A Unitholder must recapture losses deducted in previous years to the extent that the Partnership distributions cause such Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of theses limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the applicable limiting factor) is increased. Upon the taxable dispositions of a Common Unit, a Unitholder may offset any gain recognized by losses previously suspended by the at-risk limitation. However, any loss suspended by the basis limitations is not available to off set recognized gain. Any suspended loss, whether by reason of the basis limitation or the at-risk limitation, which exceeds the gain is no longer utilizable.

      In general, a Unitholder will be "at risk" to the extent of the purchase price of the Unitholder's Common Units but this may be less than the Unitholder's basis for the Common Units in an amount equal to the Unitholder's share of nonrecourse liabilities, if any, of the Partnership. A Unitholder's at risk amount will increase or decrease as the basis of such Common Units held increases or decreases (excluding any effect on basis resulting from changes in the Unitholder's share of Partnership nonrecourse liabilities).

      The passive loss limitations generally provide that individuals, estates, trusts, certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from such passive activities. The passive loss limitations are not applicable to a widely held corporation. The passive loss limitations are applied separately with respect to each publicly traded partnership.
Consequently, the losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly traded partnerships) or salary or active business income. Passive losses that are not deductible, because they exceed the Unitholder's allocable share of income generated by the Partnership would be deductible in the case of a fully taxable disposition of such Common Units to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

      The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

      Limitations on Interest Expense. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Common Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

      Allocation  of  Income,   Gain,  Loss  and  Deduction.   In  general,  the
Partnership's items of income, gain, loss and deduction will be allocated, for book and tax purposes, among the General Partner, in its capacity as general partner, and the Unitholders in the same proportion that available cash is distributed (as between the General Partner and the Unitholders) in respect of such taxable year. If distributions of available cash are not made in respect of a particular taxable year, such items will be allocated among the partners in accordance with their respective percentage interests. If the Partnership has a net loss, items of income, gain, loss and deduction will be allocated, first, to the General Partner and the Unitholders in accordance with their respective percentage interests to the extent of their positive book capital accounts, and second, to the General Partner. On a liquidating sale of assets, the Partnership Agreement provides separate gain and loss allocations, designed to the extent possible, (i) to eliminate a deficit in any partner's book capital account and
(ii) to produce book capital accounts which, when followed on liquidation, will result in each Unitholder recovering Unrecovered Capital, and a distributive share of any additional value.

      The Section 704 Regulations require that capital accounts be (1) credited with the fair market value of property contributed to the partnership (net of liabilities encumbering the contributed property that the partnership is considered to assume or take subject to pursuant to Section 752) ("Contributed Property"), (2) credited with the amount of cash contributed to the partnership and (3) adjusted by items of depreciation, amortization, gain and loss attributable to partnership properties that have been computed by taking into account the book value (rather than tax basis) of such properties. (As a result, such capital accounts are often referred to as "book" capital accounts.) A partner's capital account must also be reduced by (i) the amount of money distributed to such partner by the partnership, (ii) the fair market value of property distributed to such partner by the partnership (net of liabilities encumbering the distributed property that such Unitholder is considered to assume or take subject to pursuant to Section 752) and (iii) a distributive share of certain partnership expenses that are neither deductible nor amortizable.

      The "Book-Tax Disparities" created by crediting capital accounts with the value of Contributed Properties are eliminated through tax allocations that cause the partner whose book capital account reflects unrealized gain or loss to bear the corresponding tax benefit or burden associated with the recognition of such unrealized gain or loss in accordance with the principles of Section 704(c). The allocations of these tax items that differ in amount from their correlative book items do not have economic effect, because they are not reflected in the partners' capital accounts. However, the allocations of such items will be deemed to be in accordance with the partners' interests in the partnership if they are made in accordance with the Section 704(c) Regulations.

      In addition, the Regulations permit the partners' capital accounts to be increased or decreased to reflect the revaluation of partnership property (at fair market value) if the adjustments are made for a substantial non-tax business purpose in connection with a contribution or distribution of money or other property in consideration for the acquisition or relinquishment of an interest in the partnership. These adjustments may also create Book-Tax Disparities, which the Regulations require to be eliminated through tax allocations in accordance with Section 704(c) principles.

      Except as discussed below, items of income, gain, loss and deduction allocated to the Unitholders, in the aggregate, will be allocated among the
Unitholders in accordance with the number of Common Units held by such Unitholder. As subsequently discussed, special tax (but not book) allocations will be made to reflect Book-Tax Disparities with respect to Contributed Properties. The Partnership Agreement also provides for certain special allocations of income and gain as required by the qualified income offset and minimum gain chargeback provisions. In addition, the General Partner is empowered by the Partnership Agreement to allocate various Partnership items other than in accordance with the percentage interests of the General Partner and the Unitholders when, in its judgment, such special allocations are necessary to comply with applicable provisions of the Code and the Regulations and to achieve uniformity of Common Units. See "--Uniformity of Common Units."

      With respect to Contributed Property, the Partnership Agreement provides that, for federal income tax purposes, items of income, gain, loss and deduction shall first be allocated among the partners in a manner consistent with Section 704(c). In addition, the Partnership Agreement provides that items of income, gain, loss and deduction attributable to any properties when, upon the subsequent issuance of any Common Units, the Partnership has adjusted the book value of such properties to reflect unrealized appreciation or depreciation in value from the later of the Partnership's acquisition date for such properties or the latest date of a prior issuance of Common Units ("Adjusted Property") shall be allocated for federal income tax purposes in accordance with Section 704(c) principles. Thus, deductions for the depreciation of Contributed Property and Adjusted Property will be specially allocated to the non-contributing Unitholders and gain or loss from the disposition of such property attributable to the Book-Tax Disparity (the "Section 704(c) Gain") will be allocated to the contributing Unitholders so that the non-contributing Unitholders will be allowed, to the extent possible, cost recovery and depreciation deductions and will be allocated gain or loss from the sale of assets generally as if they had purchased a direct interest in the Partnership's assets.

      The Partnership Agreement also requires gain from the sale of properties that is characterized as recapture income to be allocated among the Unitholders and the General Partner (or its successors) in the same manner in which such partners were allocated the deductions giving rise to such recapture income. Final Treasury Regulations under Section 1245 provide that depreciation recapture will be specially allocated based on the allocation of the deductions giving rise to such recapture income, as provided for in the Partnership Agreement.

      Items of gross income and deduction will be allocated in a manner intended to eliminate Book-Tax Disparities, if any, that are not eliminated by Section 704(c) allocations as a result of the application of the Ceiling Rule with respect to Contributed Property or Adjusted Property ("Curative Allocations"). Such Curative Allocations of gross income and deductions to preserve the uniformity of the income tax characteristics of Common Units will not have economic effect, because they will not be reflected in the capital accounts of the Unitholders. However, such allocations will eliminate Book-Tax Disparities and are thus consistent with the Regulations under Section 704(c). With the exception of certain conventions adopted by the Partnership with respect to administration of the Section 754 election and the attendant Section 743(b) basis adjustments discussed at "--Tax Treatment of Operations--Section 754 Election"; and allocation of the effect of unamortizable Section 197 book-up amounts and common inside basis, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a Unitholder's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Regulations relating to allocations of partnership income, and Unitholders should be aware that some of the allocations in the Partnership Agreement may be successfully challenged by the IRS. See "--Tax Treatment of Operations--Section 754 Election--" and "--Uniformity of Common Units" for a discussion of such allocations.

Tax Treatment of Operations

      Accounting Method and Taxable Year. The Partnership currently maintains the calendar year as its taxable year and has adopted the accrual method of accounting for federal income tax purposes.

      Tax Basis, Depreciation and Amortization. The Partnership's tax bases for its assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, after adjustment for intervening depreciation or cost recovery deductions, gain or loss on the disposition of such assets.

      The Partnership and the Operating Partnerships will have tangible assets of substantial value (including the pipelines and related equipment). A significant portion of the assets were placed in service prior to the effective dates of the accelerated cost recovery system and will be depreciated over a 17-1/2 year period on a declining balance method. The General Partner will depreciate certain assets using the accelerated methods provided for under
Section 168 of the Code. In addition, the Partnership will use accelerated methods provided for under Section 167 of the Code to depreciate certain other assets during the early years of the depreciable lives of those assets, and then elect to use the straight line method in subsequent years.

      The tax basis of goodwill and most other intangible assets used in a trade or business acquired after August 10, 1993 (or prior to that time in certain events), may be amortized over 15 years. The Partnership would not be able to amortize goodwill, if any, created as a result of any acquisition (which is a nontaxable contribution under Section 721) for tax capital account or income tax purposes because of the step-in-the shoes and anti-churning rules of Section
197. The Partnership allocated the capital account value among the Partnership's assets after the acquisition of Santa Fe based upon their relative fair market values established by an independent appraisal. However, see "--Section 754 Election" with respect to the amortization of Section 743 (b) adjustments available to a purchase of Common Units. The IRS may challenge either the fair market values or the useful lives assigned to assets contributed in the Santa Fe transaction or which are otherwise owned by the Partnership. If any such challenge or characterization were successful, the deductions allocated to a Unitholder in respect of such assets would be reduced and a Unitholder's share of taxable income from the Partnership would be increased accordingly.
Any such increase could be material.

      If the Partnership disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner that has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions upon a sale of such partner's interest in the Partnership. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

      Costs incurred in organizing a partnership may be amortized over any period selected by the partnership not shorter than 60 months. The costs incurred in promoting the issuance of Common Units, including underwriting commissions and discounts, must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses which may not be amortized.

      Valuation of Property of the Partnership. The federal income tax consequences of the acquisition, ownership and disposition of Common Units will depend in part on estimates by the General Partner of the relative fair market values, and determinations of the tax basis, of the assets of the Partnership. Although the General Partner may from time to time consult with professional, appraisers with respect to valuation matters, many of the relative fair market value estimates will be made solely by the General Partner. These estimates are subject to challenge and will not be binding on the IRS or the courts. In the event the determinations of fair market value are subsequently found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by Unitholders might change, and Unitholders might have additional tax liability for such prior periods.

      Section 754 Election. The Partnership has previously made a Section 754 election and will make another Section 754 election after the Santa Fe transaction for protective purposes. This election is irrevocable and may not be revoked without the consent of the IRS. The election will generally permit a purchaser of Common Units to adjust such purchaser's share of the basis in the Partnership's properties ("Common Basis") pursuant to Section 743(b) to reflect the purchase price paid for such Common Units. In the case of Common Units purchased in the market, the Section 743(b) adjustment acts in concert with
Section 704(c) allocations (and Curative Allocations, if respected) in providing the purchaser of such Common Units with the equivalent of a fair market value Common Basis. See "--Allocation of Partnership Income, Gain, Loss and Deduction." The Section 743(b) adjustment is attributed solely to a purchaser of Common Units and is not added to the bases of the Partnership's assets associated with Common Units held by other Unitholders. (For purposes of this discussion, a Unitholder's inside basis in the Partnership's assets will be considered to have two components: (1) the Unitholder's share of the Partnership's actual basis in such assets ("Common Basis") and (2) the Unitholder's Section 743(b) adjustment allocated to each such asset.)

      A Section 754 election is advantageous if the transferee's basis in Common Units is higher than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Common Units immediately prior to the transfer. In such case, pursuant to the election, the transferee would take a new and higher basis in the transferee's share of the Partnership's assets for purposes of calculating, among other items, depreciation deductions and the applicable share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Common Units is lower than the Partnership's aggregate Common Basis allocable to that portion of its assets represented by such Common Units immediately prior to the transfer. Thus, the amount that a Unitholder will be able to obtain upon the sale of Common Units may be affected either favorably or adversely by the election. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under
Section 754, if the General Partner were unable to determine that the termination had occurred and, therefore, did not timely file a tax return or make appropriate Section 754 elections for the "new" Partnership.

      Proposed Treasury Regulation Section 1.743-1(j)(4)(B) generally requires the Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchase of a Common Unit occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of the Partnership property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation
Section 1.167(c)-1(a)(6). If an asset is not subject to depreciation or amortization, no Section 743(b) adjustment would be available to that extent. If the General Partner determines that such position cannot reasonably be taken, it may adopt a depreciation convention under which all purchasers acquiring Common Units in the same month would receive depreciation, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. Such an aggregate approach, or any other method required as a result of an IRS examination, may result in lower annual depreciation deductions than would otherwise be allowable to certain Unitholders. See "--Uniformity of Common Units."

      The allocation of the Section 743(b) adjustment must be made in accordance with the principles of Section 1060. Based on these principles, the IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to intangible assets which have a longer 15 year amortization period and which are not eligible for accelerated depreciation methods generally applicable to other assets of the Partnership.

      The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of the Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions attributable to them will not be disallowed or reduced.

      Corporate Subsidiaries. The Partnership owns an indirect interest in the Mont Belvieu Fractionator. The Partnership also recently acquired all of the capital stock of Hall-Buck Marine, Inc., a corporation. See "The Partnership." As corporations, each of these entities will be subject to entity-level taxation for federal and state income tax purposes. The Partnership, as its shareholder, will include in its income any amounts distributed to it by such corporation to the extent of such corporation's current and accumulated earnings and profits. The General Partner estimates that a significant portion of the cash distributions to the Partnership by either of such corporations will be treated as taxable dividends.

      Alternative Minimum Tax. Each Unitholder will be required to take into account such holder's distributive share of any items of the Partnership's
income,   gain  or  loss  for   purposes   of  the   alternative   minimum   tax
("AMT")--currently a tax of 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income of individuals. Alternative minimum taxable income is calculated using the 150% declining balance method of depreciation with respect to personal property and 40-year straight-line depreciation for real property. These depreciation methods are not as favorable as the alternative straight line and accelerated methods provided for under Section 168 which the Partnership will use in computing its income for regular federal income tax purposes. Accordingly, a Unitholder's AMT taxable income derived from the Partnership may be higher than such holder's share of the Partnership's net taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Common Units on their liability for the alternative minimum tax.

Disposition of Common Units

      Recognition of Gain or Loss. A Unitholder will recognize gain or loss on a sale of Common Units equal to the difference between the amount realized and a Unitholder's tax basis for the Common Units sold. A Unitholder's amount realized will be measured by the sum of the cash received or the fair market value of other property received, plus such Unitholder's share of the Partnership's nonrecourse liabilities. Because the amount realized includes a Unitholder's share of the Partnership's nonrecourse liabilities, the gain recognized on the sale of Common Units could result in a tax liability in excess of any cash received from such sale.

      In general, the Partnership's items of income, gain, loss and deduction will be allocated, for book and tax purposes, among the General Partner, in its capacity as general partner, and the Unitholders in the same proportion that
Available Cash is distributed (as between the General Partner and the Unitholders) in respect of such taxable year. If distributions of Available Cash are not made in respect of a particular taxable year, such items will be allocated among the partners in accordance with their respective percentage interests. If a Unitholder has received distributions from the Partnership which exceed the cumulative net taxable income allocated to him, his basis will decrease to an amount less than his original purchase price for the Common Units. In effect, this amount would increase the gain recognized on sale of the Common Unit(s). Under such circumstances, a gain could result even if the Common Unit(s) are sold at a price less than their original cost.

      The IRS has ruled that a partner acquiring interests in a partnership in separate transactions at different prices must maintain an aggregate adjusted tax basis in a single partnership interest and that, upon sale or other disposition of some of the interests, a portion of such aggregate tax basis must be allocated to the interests sold on the basis of some equitable apportionment method. The ruling is unclear as to how the holding period is affected by this aggregation concept. If this ruling is applicable to the Unitholders, the aggregation of tax bases of a Unitholder effectively prohibits such holder from choosing among Common Units with varying amounts of unrealized gain or loss as would be possible in a stock transaction. Thus, the ruling may result in an acceleration of gain or deferral of loss on a sale of a portion of a Unitholder's Common Units. It is not clear whether the ruling applies to publicly traded partnerships, such as the Partnership, the interests in which are evidenced by separate Common Units and, accordingly, Counsel is unable to opine as to the effect such ruling will have on a Unitholder. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased at differing prices should consult a tax advisor as to the possible consequences of such ruling.

      Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "--Tax Treatment of Operations Section 754 Election") attributable to an Amortizable Section 197 Intangible after a sale of Common Units, a Unitholder could realize more gain from the sale of its Common Units than if such convention had been respected. In that case, the Unitholder may have been entitled to additional deductions against income in prior years, but may be unable to claim them, with the result of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention because of the lack of specific regulatory authority for its use.

      Treatment of Short Sales and Deemed Sales. Under the 1997 Act, a taxpayer is treated as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold), if such taxpayer or related persons entered into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminated both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions). Unitholders should consult with their tax advisers in the event they are considering entering into a short sale transaction or any other risk arbitrage transaction involving Common Units.

      A Unitholder whose Common Units are loaned to a "short seller" to cover a short sale of Common Units will be considered as having transferred beneficial ownership of those Common Units and will, thus, no longer be a partner with respect to those Common Units during the period of the loan. As a result, during this period, any the Partnership income, gain, deductions, losses or credits with respect to those Common Units would appear not to be reportable by the holders thereof, any cash distributions received by such Unitholders with respect to those Common Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS may also contend that a loan of Common Units to a "short seller" constitutes a taxable exchange. If this contention were successfully made, a lending Unitholder may be required to recognize gain or loss. Unitholders desiring to ensure their status as partners should modify their brokerage account agreements, if any, to prohibit their brokers from borrowing their Common Units.

      Character of Gain or Loss. Generally, gain or loss recognized by a Unitholder (other than a "dealer" in Common Units) on the sale or exchange of a Common Unit will be taxable as capital gain or loss. For transactions after July 29, 1997, the 1997 Act lengthens the holding period required for long-term capital gain treatment to 18 months in order to qualify a gain for an effective maximum tax rate of 20%. The 1997 Act also creates a mid-term capital gain concept for assets held for more than 12 months, but not more than 18 months, for which the maximum tax rate is 28%. Capital assets sold before January 1, 1998 at a profit within 12 months of purchase would result in short term capital gains taxed at ordinary income tax rates. For amounts properly taken into account after January 1, 1998, the Internal Revenue Service Restructuring and Reform Act of 1998 shortened the holding period for long term capital gain treatment to 12 months. Any gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory" owned by the Partnership. The 1997 Act provides for a maximum 25% tax rate for depreciation recapture attributable to "unrecaptured Section 1250 gain". Section 1250 generally applies to depreciation recognized in excess of straight line depreciation on real property (other than Section 1245 property) which is of a character subject to depreciation. The term "unrealized receivables" also includes potential recapture items other than depreciation recapture. Ordinary income attributable to unrealized receivables, inventory and depreciation recapture may exceed net taxable gain realized upon the sale of a Common Unit and may be recognized even if there is a net taxable loss realized on the sale of a Common Unit. Any loss recognized on the sale of Common Units will generally be a capital loss. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Common Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of a corporation.

      Allocations between Transferors and Transferees. In general, the Partnership's taxable income and losses will be determined annually and will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Common Units owned by them as of the opening of the first business day of the month to which the income and losses relate even though Unitholders may dispose of their Common Units during the month in question. Gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss, deduction, and credit accrued after the transfer.

      The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, Counsel is unable to opine on the validity of the method of allocating income and deductions between a transferor and a transferee of Common Units. If a monthly convention is not allowed by the Treasury Regulation (or only applies to transfers of less than all of the Unitholder's Common Units), taxable income or losses of the Partnership might be reallocated among the Unitholders. The General Partner is authorized to review the Partnership's method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted by future Treasury Regulations.

      A Unitholder who owns Common Units at any time during a quarter and who disposes of such Common Units prior to the record date set for a distribution with respect to such quarter will be allocated items of Partnership income and gain attributable to such quarter for the months during which such Common Units were owned but will not be entitled to receive such cash distribution.

      Notification Requirements. A Unitholder who sells or exchanges Common Units is required to notify the Partnership in writing of such sale or exchange within 30 days of the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of such transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects such sale through a broker. Additionally, a transferor and a transferee of a Common Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, which set forth the amount of the consideration received for such Common Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy such reporting obligations may lead to the imposition of substantial penalties.

      Constructive Termination. The Partnership and the Operating Partnerships will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in partnership capital and profits within a 12-month period. A constructive termination results in the closing of a partnership's taxable year for all partners and the "old" Partnership (before termination) is deemed to have contributed its assets to the "new" Partnership and distributed interests in the "new" Partnership to the Unitholders. The "new" Partnership is then treated as a new partnership for tax purposes. A constructive termination of the Partnership will also cause a Section 708 termination of the Operating Partnerships. Such a termination could also result in penalties or loss of basis adjustments under Section 754, if the Partnership were unable to determine that the termination had occurred and, therefore, did not timely file a tax return and make the appropriate Section 754 elections for the "new" Partnership.

      In the case of a Unitholder reporting on a fiscal year other than a calendar year, the closing of a tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in its taxable income for the year of termination. New tax elections required to be made by the Partnership, including a new election under Section 754, must be made subsequent to the constructive termination. A constructive termination would also result in a deferral of the Partnership deductions for depreciation and amortization. In addition, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted with effective dates after the date of the termination.

      Entity-Level Collections. If the Partnership is required under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or the General Partner or former Unitholders, the General Partner is authorized to pay such taxes from Partnership funds. Such payments, if made, will be deemed current distributions of cash to such Unitholder or the General Partner as the case may be. The General Partner is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Common Units and to adjust subsequent distributions so that after giving effect to such deemed distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event, the partner could file a claim for credit or refund.

      Uniformity  of Common  Units.  The  Partnership  cannot trace the chain of ownership of any particular Common Unit. Therefore, it is unable to track the economic and tax characteristics related to particular Common Units from owner to owner. Consequently, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. In order to achieve uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. For example, a lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-1(a)(6) and from the effect of the Ceiling Rule on the Partnership's ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Properties and partnership property that has been revalued and reflected in the partners' capital accounts. If the IRS were to challenge such conventions intended to achieve uniformity and such challenge were successful, the tax consequences of holding particular Common Units could differ. Any such non-uniformity could have a negative impact on the value of Common Units.

      The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation derived from the depreciation method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.743-1(j)(4)(B) and Treasury Regulation Section 1.167(c)-l(a)(6). See "--Tax Treatment of Operations--Section 754 Election." If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation convention under which all purchasers acquiring Common Units in the same month would receive depreciation, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation deductions would have a material adverse effect on a Unitholder. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation convention to preserve the uniformity of the intrinsic tax characteristics of Common Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were to be sustained, the uniformity of Common Units might be affected.

      Items of income and deduction, including the effects of any unamortizable intangibles under the Proposed Treasury Regulation Section 197-2(g)(1), will be specially allocated in a manner that is intended to preserve the uniformity of intrinsic tax characteristics among all Common Units, despite the application of the Ceiling Rule to Contributed Properties and Adjusted Properties. Such special allocations will be made solely for federal income tax purposes. See "--Tax Consequences of Ownership of Common Units" and "--Allocations of Income, Gain, Loss and Deduction."

      Tax-Exempt Organizations and Certain Other Investors. Ownership of Common Units by certain tax exempt entities, regulated investment companies and foreign persons raises issues unique to such persons and, as described below, may have substantially adverse tax consequences.

      Employee benefit plans and most other organizations exempt from federal income tax (including IRAs and other retirement plans) are subject to federal income tax on unrelated business taxable income in excess of $1,000, and each such entity must file a tax return for each year in which it has more than $1,000 of gross income included in computing unrelated business taxable income. Substantially all of the taxable income derived by such an organization from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder at the maximum corporate tax rate. Also, to the extent that the Partnership holds debt financed property, the disposition of a Common Unit could result in unrelated business taxable income.

      A regulated investment company is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include those categories of income.

      Non-resident aliens and foreign corporations, trusts or estates which acquire Common Units will be considered to be engaged in business in the United States on account of ownership of Common Units. As a result, they will be required to file federal tax returns in respect of their distributive shares of Partnership income, gain, loss, deduction or credit and pay federal income tax at regular tax rates on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under procedural guidelines applicable to publicly traded partnerships, the Partnership has elected instead to withhold (or a broker holding Common Units in street name will withhold) at the rate of 39.6% on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent on a Form W-8 in order to obtain credit for the taxes withheld. Subsequent adoption of Treasury Regulations or the issuance of other administrative pronouncements may require the Partnership to change these procedures.

      Because a foreign corporation which owns Common Units will be treated as engaged in a United States trade or business, such a Unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's earnings and profits (as adjusted for changes in the foreign corporation's "U.S. net equity") that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder must comply with special reporting requirements under Section 6038C.

      An interest in the Partnership may also constitute a "United States Real Property Interest" ("USRPI") under Section 897(c) of the Code. For this purpose, Treasury Regulation Section 1.897-1(c)(2)(iv) treats a publicly traded partnership the same as a corporation. Assuming that the Common Units continue to be regularly traded on an established securities market, a foreign Unitholder who sells or otherwise disposes of a Common Unit and who has not held more than 5% in value of the Common Units, including Common Units held by certain related individuals and entities at any time during the five-year period ending on the date of the disposition, will qualify for an exclusion from USRPI treatment and will not be subject to federal income tax on gain realized on the disposition that is attributable to real property held by the Partnership. However, such a Unitholder may be subject to federal income tax on any gain realized on the disposition that is treated as effectively connected with a United States trade or business of the foreign Unitholder (regardless of a foreign Unitholder's percentage interest in the Partnership or whether Common Units are regularly traded). A foreign Unitholder will be subject to federal income tax on gain attributable to real property held by the Partnership if the Unitholder held more than 5% in value of the Common Units, including Common Units held by certain related individuals and entities, during the five-year period ending on the date of the disposition or if the Common Units were not regularly traded on an established securities market at the time of the disposition.

      A foreign Unitholder will also be subject to withholding under Section 1445 of the Code if such Unitholder owns, including Common Units held by certain related individuals and entities, more than a 5% interest in the Partnership. Under Section 1445 a transferee of a USRPI is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition of a USRPI if the transferor is a foreign person.

Administrative Matters

      Information Returns and Audit Procedures. The Partnership intends to furnish to each Unitholder within 90 days after the close of each Partnership taxable year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss, deduction and credit. In preparing this information, which will generally not be reviewed by counsel, the General Partner will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the respective Unitholder's allocable share of income, gain, loss, deduction and credits. There is no assurance that any such conventions will yield a result which conforms to the requirements of the Code, the Regulations or administrative interpretations of the IRS. The General Partner cannot assure a current or prospective Unitholder that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible.

      No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process have been substantially reduced. Further, any adjustments in the Partnership's returns will lead to adjustments in Unitholders' returns and may lead to audits of their returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. Under the 1997 Act, any penalty relating to an adjustment to a partnership item is determined at the partnership level. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner.

      The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to the Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS, unless such holder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (to which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any holder having at least a 1% interest in the profits of the Partnership or by Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

      A Unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on the Partnership's return to avoid the requirement that all items be treated consistently on both returns. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties.

      Electing Large Partnerships. The 1997 Act provides that certain partnerships with at least 100 partners may elect to be treated as an electing large partnership ("ELP") for tax years ending after December 31, 1997. If further revisions are made to the law, it is possible that at some future date the Partnership will make this election to be taxed as an electing large partnership. However, based on current law it is not contemplated that such an election will be made for 1998 or any subsequent year.

      Under the reporting provisions of the 1997 Act, each partner of an ELP will take into account separately such partner's share of several designated items, determined at the partnership level. The ELP procedures provide that any tax adjustments generally would flow through to the Unitholders for the year in which the adjustment takes effect, and the adjustments would not affect prior-year returns of any Unitholder, except in the case of changes to any Unitholder's distributive share. In lieu of passing through an adjustment to the Unitholders, the Partnership may elect to pay the tax resulting from any audit adjustment. The Partnership, and not the Unitholders, would be liable for any interest and penalties resulting from a tax adjustment.

      Nominee Reporting. Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owners and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing or
(iii) a tax-exempt entity; (c) the amount and description of Common Units held, acquired or transferred for the beneficial owners; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and certain information on Common Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Common Units with the information furnished to the Partnership.

      Registration as a Tax Shelter. The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that (i) it does not constitute a tax shelter, or (ii) it constitutes a projected income investment exempt from registration. However, the General Partner registered the Partnership as a tax shelter with the IRS when it was originally formed in the absence of assurance that the Partnership would not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration was required and not undertaken. The Partnership's tax shelter registration number with the IRS is 9228900496. This number will be provided to every Unitholder with year-end tax information. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholder, and a Unitholder who sells or otherwise transfers a Common Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Common Unit to furnish such registration number to the transferee is $100 for each such failure. The Unitholder must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on such holder's tax return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

      Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for such portion and that the taxpayer acted in good faith with respect to such portion.

      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion (i) is attributable to an item with respect to which there is, or was, "substantial authority" for the position taken on the return or (ii) is attributable to an item for which there was a reasonable basis for the tax treatment of the items and as to which the pertinent facts are disclosed on the return. Certain more stringent rules apply to "tax shelters," which term includes a partnership if a significant purpose of such entity is the avoidance or evasion of income tax. This term does not appear to include the Partnership. If any Partnership item of income, gain, loss, deduction or credit included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

      A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement is in excess of $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Taxes

     Unitholders may be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Unitholders should consider state and local tax consequences of an investment in the Partnership. The Partnership owns an interest in the Operating Partnerships, which own property or conduct business in Arizona, California, Colorado, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Missouri, Nebraska, Nevada, New Mexico, Oregon, Texas and Wyoming. In addition, the Partnership may acquire other entities which are partnerships, limited liability companies or other entities with pass-through taxation and which do business in other states. A Unitholder will likely be required to file state income tax returns and/or to pay such taxes in most of such states and may be subject to penalties for failure to do so. Some of the states may require the Partnership to withhold a percentage of income from amounts that are to be distributed to a Unitholder that is not a resident of the state. Such amounts withheld, if any, which may be greater or less than a particular Unitholder's income tax liability to the state, generally do not relieve the non-resident Unitholder from the obligation to file a state income tax return. Amounts withheld, if any, will be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material. In addition, an obligation to file tax returns or to pay taxes may arise in other states.

      It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of an investment in the Partnership. Further, it is the responsibility of each Unitholder to file all state and local, as well as federal tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state and local tax consequences of an investment in the Partnership.

                               SELLING UNITHOLDERS

     The following table sets forth certain information with respect to the Selling Unitholders and their beneficial ownership of the Common Units as of August 21, 1998. The 2,121,033 Common Units that may be offered and sold pursuant to this Prospectus constitute approximately 4.3% of the outstanding Common Units as of such date. None of the Selling Unitholders has held any position or office or had any other material relationship with the Partnership or any predecessor or affiliate thereof, other than as a Unitholder thereof, during the past three years. Unless otherwise indicated, each Selling Unitholder named has sole voting and investment power with respect to his, her or its Common Units.



                                                           Percent Outstanding
                                         Number of             Common Units
                                      Common Units Owned          Owned
Unitholder                              Before Offering      Before Offering
----------                              ---------------     ------------------

Hall-Buck Marine, Inc.Employee                566,512                 1.1
     Stock Ownership Plan
Hibernia National Bank,  Trustee for            4,464                  *
     the IRA fbo Warren H. Boren
Harlan Hall                                   479,081                  *
Madelaine Hall Arber                           20,350                  *
Stephen Hall                                   20,350                  *
Annabelle Hall-Gout                            20,350                  *
Janet Pearce Hudson                            20,350                  *
Jacqueline Pearce Carter                       20,350                  *
Harlan Glenn Hall                              20,350                  *
C. Austin Buck                                294,678                  *
Leonard J. Buck II                             94,152                  *
Wendy Buck Brown                               94,152                  *
Belinda Buck Kielland                          94,152                  *
Gordon A. Millspaugh, Jr.                      18,035                  *
Edgar O. Crossman                               6,011                  *
Warren H. Boren                                46,381                  *
Thomas B. Stanley                              59,066                  *
Don W. Duff                                    38,473                  *
Steven J. Daigle                               59,066                  *
Kermit P. Pitre                                18,174                  *
Constantino J. Santavicca                       5,218                  *
Clarke H. Williams                              5,218                  *
Dixon Betz                                     72,624                  *
First  National  Bank  of  Commerce,           26,090                  *
     Trustee for Betz Children's Trust
Patrick C. Flower                               2,087                  *
Gregory DiFrank                                 2,087                  *
Sheridan K. Bosch                               1,913                  *
Samuel T. Burguieres, Jr.                       1,739                  *
A. Kevin Fry                                    1,565                  *
Karl W. Holloway                                1,565                  *
Robert J. Estave                                1,391                  *
Theodore K. Richardson                          1,217                  *
John J. Hickman, Jr.                              869                  *
Daniel L. Keller                                  869                  *
H. Andrew Holtom                                  695                  *
Jose C. Simosa                                    695                  *
Karen J. Vezina                                   347                  *
Kristine A. Lothes                                347                  *

---------------------
* indicates less than 1%

      The Selling Unitholders acquired their Common Units from the Partnership pursuant to an Acquisition Agreement dated as of July 1, 1998. In connection with such acquisition, the Selling Unitholders obtained rights to have such Common Units registered under the Securities Act pursuant to a Registration Rights Agreement dated August 13, 1998 with the Partnership, pursuant to which the Partnership undertook to file the Registration Statement of which this Prospectus is a part and take certain other actions to effect the registration of the Common Units.

      The Selling Unitholders may sell some, all or none of the Common Units hereunder; consequently, the number and percentage of the Common Units to be beneficially owned by the Selling Unitholders after the offering hereunder cannot be determined, but the sale of all of the Common Units hereunder would effect the disposition of all of the Common Units beneficially owned by the Selling Unitholders as of August 21, 1998


                              PLAN OF DISTRIBUTION

      The Partnership has been advised that the Common Units may be sold from time to time by or for the account of the Selling Unitholders in the over-the-counter market, on the NYSE or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, at fixed prices that may be changed or in negotiated transactions at negotiated prices. The Common Units may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of the applicable exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. In effecting sales, brokers or dealers engaged by the Selling Unitholders may arrange for other brokers or dealers to participate in the sales. In addition, any Common Units covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

      In connection with the distribution of the Common Units, the Selling Unitholders may enter into hedging transactions with brokers or dealers. In connection with such transactions, brokers or dealers may engage in short sales of the Common Units in the course of hedging the positions they assume with the Selling Unitholders. The Selling Unitholders may also enter into option or other transactions with brokers or dealers which require the delivery to the broker or dealer of the Common Units, which the broker or dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Unitholders may also loan or pledge the Common Units to a broker or dealer, and the broker or dealer may sell the Common Units so loaned or, upon a default, effect sales of the Common Units so pledged, pursuant to this Prospectus.

      The Selling Unitholders may effect such transactions by selling Common Units through brokers or dealers, and such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Unitholders (which may or may not exceed those customary in the types of transactions involved). The Selling Unitholders and any brokers or dealers that participate in the distribution of the Common Units may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profit on the sale of Common Units by it and any commissions, discounts or concessions received by any such broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act.

      The Partnership has agreed to indemnify the Selling Unitholders, their officers, directors, controlling persons, and agents, and any person acting as an underwriter in connection with the offering and sale of the Common Units, against certain liabilities, including liabilities arising under the Securities Act, and the Selling Unitholders have agreed to indemnify the Partnership and its officers, directors, controlling persons and agents and any underwriter against certain of such liabilities. The Partnership will pay the costs and expenses of the registration and offering of the Common Units, other than discounts and commissions, fees and disbursements of counsel and accountants for the Selling Unitholders and certain other expenses that the Selling Unitholders have agreed to pay.


                                     LEGAL MATTERS

      Certain matters with respect to the validity of the Common Units and certain federal income tax considerations are being passed upon by Morrison & Hecker L.L.P., 2600 Grand Avenue, Kansas City, Missouri
  64108-4606, as counsel for the Partnership.


                                        EXPERTS

      The consolidated financial statements as of and for the year ended December 31, 1997 of the Partnership and its subsidiaries and the financial statements as of and for the year ended December 31, 1997 of Mont Belvieu Associates incorporated in this Prospectus by reference to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of the Partnership and its subsidiaries and the financial statements of Mont Belvieu Associates as of December 31, 1996 and for the two years ended December 31, 1996 included in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and incorporated by reference in this Prospectus and elsewhere in the

  Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports

       The consolidated financial statements of Santa Fe as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this Prospectus by reference to the Partnership's Current Report on Form 8-K, dated March 5, 1998, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

       The balance sheet of the General Partner as of December 31, 1997, incorporated by reference in the Registration Statement of which this Prospectus is a part, has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================


     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained In this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Partnership or the Selling Unitholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent its date.


                               ------------------





      TABLE OF CONTENTS

                                                     Page
                                                     ----

Available Information..................................2

Incorporation of Certain Documents.....................2

Information Regarding Forward Looking Statements.......3

Risk Factors...........................................4

Use of Proceeds........................................5

The Partnership........................................5

Material Federal Income Tax Considerations.............6

Selling Unitholders...................................20

Plan of Distribution..................................21

Legal Matters.........................................21

Experts...............................................21


================================================================================


                             2,121,033 Common Units
                     Representing Limited Partner Interests











                                  KINDER MORGAN
                              ENERGY PARTNERS, L.P.










                            -------------------------

                                   PROSPECTUS


                               August ______, 1998
                            -------------------------



================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following sets forth the estimated expenses and costs expected to be incurred in connection with the issuance and distribution of the securities registered hereby. All of such costs will be borne by the Partnership.

     Securities and Exchange Commission registration fee........$21,353
     New York Stock Exchange Fee  ..............................$ 7,425
     Legal fees and expenses ...................................$15,000
     Accounting fees and expenses ..............................$11,000
     Miscellaneous..............................................$ 7,500
                                                                -------
         Total..................................................$62,278


Item 15.   Indemnification of Directors and Officers

      The Partnership Agreement provides that the Partnership will indemnify any person who is or was an officer or director of the General Partner or any departing partner, to the fullest extent permitted by law. In addition, the Partnership may indemnify, to the extent deemed advisable by the General Partner and to the fullest extent permitted by law, any person who is or was serving at the request of the General Partner or any affiliate of the General Partner or any departing partner as an officer or director of the General Partner, a Departing Partner or any of their Affiliates (as defined in the Partnership Agreement) ("Indemnitees") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an officer or director or a person serving at the request of the Partnership in another entity in a similar capacity, provided that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such person to indemnify such person against such liabilities under the provisions described above.

      Article XII(c) of the Certificate of Incorporation of the General Partner (the "Corporation" therein) contains the following provisions relating to indemnification of directors and officers:

      (c) Each director and each officer of the corporation (and such holder's heirs, executors and administrators) shall be indemnified by the corporation against expenses reasonably incurred by him in connection with any claim made against him or any action, suit or proceeding to which he may be made a party, by reason of such holder being or having been a director or officer of the corporation (whether or not he continues to be a director or officer of the corporation at the time of incurring such expenses), except in cases where the claim made against him shall be admitted by him to be just, and except in cases where such action, suit or proceeding shall be settled prior to adjudication by payment of all or a substantial portion of the amount claimed, and except in cases in which he shall be adjudged in such action, suit or proceeding to be liable or to have been derelict in the performance of such holder's duty as such director or officer. Such right of indemnification shall not be exclusive of other rights to which he may be entitled as a matter of law.

      Richard D. Kinder, the Chairman of the board of Directors and Chief Executive Officer of the General Partner, and William V. Morgan, a Director and Vice Chairman of the General Partner, are also officers and directors of Kinder Morgan, Inc., the parent corporation of the General Partner ("KMI") and are entitled to similar indemnification from KMI pursuant to KMI's certificate of incorporation and bylaws.

Item 16.   Exhibits

     *3.1 Second  Amended and Restated  Partnership  Agreement of Kinder  Morgan
          Energy Partners, L.P. dated January 14, 1998.

     *4.1 Form of Certificate representing a Common Unit.

      4.2 Registration Rights Agreement dated as of August 13, 1998, among the Partnership and the Selling Unitholders.

      5.1 Opinion of Morrison & Hecker L.L.P. as to the legality of the securities registered hereby

      8.1 Opinion of Morrison & Hecker L.L.P. as to certain tax matters

      23.1 Consent of Morrison & Hecker L.L.P. (included in Exhibits 5 and 8)

      23.2 Consent of Arthur Andersen LLP

      23.3 Consent of PricewaterhouseCoopers LLP

      23.4 Consent of PricewaterhouseCoopers LLP

      24.1 Power of Attorney (included on signature page)

    **99.1 Balance Sheet of Kinder Morgan G.P., Inc. dated December 31, 1997.

------------------------

*Incorporated by reference from Kinder Morgan Energy Partners, L.P.'s Amendment No. 1 to Registration Statement on Form S-4 filed February 4, 1998 (file no. 333-44519).

**Incorporated by reference from Amendment No. 1 to Kinder Morgan Energy Partners, L.P.'s registration statement on Form S-4 filed April 14, 1998 (File No. 333-46709).


Item 17.  Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          i) To include any prospectus required by section 10(a)(3) of the Act;

          ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      Provided, however, that paragraphs (1)(i) and 1(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference into the Registration Statement;

      (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the Common Units which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                    SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 24, 1998.

                     KINDER MORGAN ENERGY PARTNERS, L.P.
                     (A Delaware Limited Partnership)
                     By: KINDER MORGAN G.P., INC.
                     as General Partner


                     By:  /s/ Richard D. Kinder
                          ---------------------
                          Richard D. Kinder
                          Chairman of the Board and CEO

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard D. Kinder, William V. Morgan and Thomas
B. King his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

     Name           Title                      Signature          Date
     ----           -----                      ---------          ----

Richard D. Kinder   Chairman of the Board  /s/ Richard D. Kinder August 24, 1998
                    and Chief Executive
                    Officer of Kinder
                    Morgan G.P., Inc.

William V. Morgan   Director and Vice     /s/ William V. Morgan  August 24, 1998
                    Chairman of Kinder
                    Morgan G.P., Inc.

Alan L. Atterbury   Director of  Kinder   /s/ Alan L. Atterbury  August 24, 1998
                    Morgan G.P., Inc.

Edward O. Gaylord   Director of Kinder    /s/ Edward O. Gaylord  August 24, 1998
                    Morgan G.P., Inc.

Thomas B. King      Director, President   /s/ Thomas B. King     August 24, 1998
                    and Chief Operating
                    Officer of Kinder
                    Morgan G.P., Inc.

David G.
Dehaemers, Jr.      Vice  President,  /s/ David G. Dahaemers, Jr.August 24, 1998
                    (Chief Financial Officer, and
                    Chief Accounting Officer)
                    Treasurer and Assistant Secretary
                    of Kinder Morgan G.P., Inc.

                                INDEX TO EXHIBITS


Exhibit
Number


          *3.1 Second  Amended  and  Restated  Partnership  Agreement  of Kinder
               Morgan Energy Partners, L.P. dated January 14, 1998.

          *4.1 Form of Certificate representing a Common Unit.

          4.2 Registration Rights Agreement dated as of August 13, 1998 among Kinder Morgan Energy Partners, L.P. and the Selling Unitholders.

          5.1 Opinion of Morrison & Hecker L.L.P. as to the legality of the securities registered hereby

          8.1  Opinion of Morrison & Hecker L.L.P. as to certain tax matters

          23.1 Consent of Morrison & Hecker  L.L.P.  (included in Exhibits 5 and
               8)

          23.2 Consent of Arthur Andersen LLP

          23.3 Consent of PricewaterhouseCoopers LLP

          23.4 Consent of PricewaterhouseCoopers LLP

          24.1 Power of Attorney (included on signature page)

        **99.1 Balance Sheet of Kinder Morgan G.P.,  Inc.  dated  December 31,
               1997.

------------------------

*Incorporated by reference from Kinder Morgan Energy Partners, L.P.'s Amendment No. 1 to Registration Statement on Form S-4 filed February 4, 1998 (file no. 333-44519).

**Incorporated by reference from Amendment No. 1 to Kinder Morgan Energy Partners, L.P.'s registration statement on Form S-4 filed April 14, 1998 (File No. 333-46709).


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